Exhibit h(v)

Baillie Gifford Overseas Ltd Registered Office: Calton Square, 1 Greenside Row, Edinburgh EH1 3AN Tel. 44 (0)131 275 2000 Fax 44+(0)131 275 3999 www.bailliegifford.com

Baillie Gifford Funds c/o Baillie Gifford Overseas Limited Calton Square 1 Greenside Row Edinburgh EH1 3AN	19 June 2012

Re:                             Fee Waiver/Expense Reimbursement relating to International Choice Fund

Ladies and Gentlemen:

This is to inform you that Baillie Gifford Overseas Limited (the “Manager”) hereby agrees to reduce the compensation it is entitled to receive under its investment advisory agreement with respect to the International Choice Fund (the “Fund”), a series of the Baillie Gifford Funds (the “Trust”), and/or bear other expenses of the Fund through April 30, 2013 (and any subsequent periods as may be designated by the Manager by written notice to the Trust) to the extent that total annual operating expenses of the Fund, exclusive of interest, taxes and extraordinary expenses, exceed the following annual rates (based on the average daily net assets of the Fund):

International Choice Fund

Class 1	0.85%
Class 2	0.67%
Class 3	0.60%
Class 4	0.57%
Class 5	0.52%

For purposes of determining any waiver or expense reimbursement, expenses of the Fund shall not reflect the application of custodial, transfer agency or other credits or expense offset arrangements that may reduce the Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-1A with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Peter Cooke
Title: Director

Registered in Scotland: No 84807. ARBN No 118567178 Authorised and regulated by the Financial Services Authority.